SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated August 23, 2021.

City of Buenos Aires, August 23, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Material Fact

Dear Sirs,

The purpose of this letter is to comply with the requirements of article 3, item 9, Chapter I, Title XII of the Rules of the Argentine Securities and Exchange Commission, by which the Company must inform every judicial proceeding brought against it by its shareholders and the relevant decisions during the development of such proceedings.

In this regard, we inform you that YPF S.A. (“YPF”) was notified on August 23, 2021 of a lawsuit seeking the nullity of the ordinary and extraordinary shareholder’ meeting held on April 30, 2021, which is pending before the Commercial National First Instance Court No. 16, in charge of Dr. Fernando G. D’Alessandro, Secretariat No. 32, located at Av. Callao 635 P.B., in the City of Buenos Aires, within the framework of the docket titled “Paz Herrera Ricardo Adrián v. YPF S.A. s/ Ordinario” File No. 10882/2021 dated July 15, 2021.

YPF is analyzing the scope of the notified lawsuit, and hereby informs that it will defend its interests and those of its shareholders in accordance with the law.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 24, 2021	By:	/s/ Santiago Wesenack

	Name:	Santiago Wesenack

	Title:	Market Relations Officer